December 11, 2019

Charles R. Morrison
Chief Executive Officer
Wingstop Inc.
5501 LBJ Freeway
5th Floor
Dallas, TX 75240

       Re: Wingstop Inc.
           Form 10-K for the Fiscal Year Ended December 29, 2018
           Filed February 27, 2019
           File No. 001-37425

Dear Mr. Morrison:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services